Follow-Up Materials

06015178

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: GHM plc

*CURRENT ADDRESS: ______

PROCESSED

JUL 14 2006

THOMSON FINANCIAL

**FORMER NAME: ______

**NEW ADDRESS: ______

FILE NO. 82- 34957   FISCAL YEAR 4-29-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 2/14/06

RHM

AR/S 82-34951

4-29-06

RHM plc

Preliminary Results for the 52 Weeks ended 29 April 2006

Significant Improvement in Second Half

Financial Highlights

Underlying Results*	**52 Weeks Ended 29 April 2006**	52 Weeks Ended 30 April 2005	**Change**
Turnover - continuing operations	**£1,559m**	£1,528m	**+2.1%**
Operating profit before restructuring costs	**£173.5m**	£158.2m	**+9.7%**
Pro forma profit before taxation and restructuring costs**	**£131.9m**	£112.0m	**+17.8%**
Pro forma earnings per share before restructuring costs***	**26.9p**	22.6p	**+19.1%**
Proposed final dividend per share	**10.6p**	N/A	

Statutory Results	**52 Weeks Ended 29 April 2006**	52 Weeks Ended 30 April 2005
Operating profit	**£140.6m**	£182.2m
Profit before taxation	**£7.4m**	£63.7m
Basic earnings per share	**4.1p**	110.3p

- **Branded turnover up 3.1 per cent. in year – up 5.4 per cent. in second half with good growth in Hovis and Bisto sales**
- **Much improved second half Cakes performance**
- **£53m of benefits from cost reduction initiatives**
- **Underlying operating margin up from 10.4 to 11.1 per cent.**
- **Maiden final dividend of 10.6p per share, making 15.9p for the year**
- **Strong pipeline of new products**

Jan du Plessis, Chairman of RHM plc, said:

"We know that the new year will not be without its challenges – in particular from a competitive market place and further inflationary cost pressures. However, we will continue to invest behind our brands, accelerate new product development and capitalise on opportunities to reduce costs across all of our businesses.

"The Board is heartened by the significantly improved trading performance delivered in the second half of the year and is confident that RHM will deliver further progress in the year ahead."

Ian McMahon, Chief Executive Officer of RHM plc, said:

"We have made a sound start to our new financial year. Although we are still at an early stage, we are encouraged by the initial consumer response to our branded Cakes initiatives.

"We are increasing investment behind our brands. We have a wide range of new products under development across all business areas, with Hovis, Bisto, Sharwood's and Cadbury's Cake products all due to appear in store in the first half of the financial year.

"We are confident that by maintaining our focus on profitable top line growth and cost saving opportunities we will create significant shareholder value."

ENQUIRIES

RHM plc +44 (0) 1628 478 484
Ian McMahon, Chief Executive Officer
Andrew Allner, Group Finance Director
John McIvor, Director of Investor Relations and Industry Strategy

Financial Dynamics +44 (0)20 7269 7121
Andrew Lorenz
Richard Mountain
Sally Lewis

** Underlying results are the results from continuing operations before restructuring costs on the IFRS basis of accounting. These are considered and used by management to be the most relevant measure of Group performance*

***Pro forma profit before tax is defined as the underlying profit before tax for the Group, assuming that the current capital structuring and corresponding financing costs have been in place from the start of both reported accounting periods.*

**** Pro forma earnings per share is based on the pro forma profit after tax and the number of shares in issue with the current financing structure assumed from the start of both accounting periods.*

All references to turnover, underlying operating profit and underlying operating margin relate to continuing operations excluding restructuring costs, unless explicitly otherwise stated.

CHAIRMAN'S COMMENTS

We are pleased to present our first set of full year results since RHM rejoined the stock market in July 2005. The Group's return to public ownership marked an important step and was made possible by the significant progress that has been made in recent years as we seek to transform RHM into the leading UK-focused food group.

Since flotation the transformation has continued apace and, for the most part, according to plan. We have delivered overall sales growth of 2.1 per cent., within our long-term target of two to four per cent annual sales growth. Second half sales growth was 3.7 per cent. Strong sales of Hovis, which has reached record market shares, in part due to the launch of Hovis Invisible Crust, and of Bisto, which benefited from an extremely effective advertising campaign, helped compensate for lower branded Cakes sales, particularly in the first half of the year. As I stated at the time of our interim results, we have taken decisive action to improve Cakes performance, and, following a better result in the second half of the year, the Board is confident that our Cakes business will demonstrate further progress in the coming year.

Maintaining a constant attack on costs is vital to our success. Cost reduction programmes have this year delivered total savings of £53m across all areas of our business, an excellent performance and ahead of our own expectations at the time of flotation. We have also been able broadly to offset £11m of increased energy costs through price increases and non-branded volume growth.

These initiatives have made a key contribution to a 9.7 per cent. improvement in underlying operating profit from £158.2m to £173.5m. Pro forma earnings per share increased by 19 per cent. from 22.6p to 26.9p. This reflects a significantly improved trading performance, particularly in the second half of the year, and the benefit of reduced interest payments.

The Group is a strong cash generator, with cash flow from operations for the year amounting to £124m. This has led to a reduction in year end net debt to £676m from a pro forma £711m at the time of flotation and provides us with financial flexibility in the event that attractive bolt-on acquisition opportunities arise.

The Board is pleased that, following the completion of the triennial pension review earlier in the year, we have clarity on the Group's pension obligations and funding requirements. These are explained in more detail in our Finance Director's Report. The steps taken during the year have contributed to a reduction in our UK pension deficit under IFRS as at 29 April 2006 to £160m, or £112m net of a deferred tax credit of £48m. This represents an equitable outcome for employees, pensioners and shareholders and creates a solid basis from which to move forward. We will continue to monitor our pension position carefully.

We have also announced today the appointment of Brian Buchan to the RHM board as a non-executive director. He brings invaluable operational experience and consumer insight from over 30 years spent at the forefront of the consumer goods industry, including most recently from his role as Chief Executive Officer of SSL International Plc.

The Directors have proposed the payment of a final dividend of 10.6p per share, which, together with the interim dividend of 5.3p paid to shareholders in February 2006, makes a total of 15.9p per share for the year. This amounts to a total payment of £55m and is in line with the commitment made by the Board at the time of the IPO.

We know that the new year will not be without its challenges – in particular from a competitive market place and further inflationary cost pressures. However, we will continue to invest behind our brands, accelerate new product development and capitalise on opportunities to reduce costs across all of our businesses.

The Board is heartened by the significantly improved trading performance delivered in the second half of the year and is confident that RHM will deliver further progress in the year ahead.

Jan du Plessis

Chairman

CHIEF EXECUTIVE'S BUSINESS REVIEW

Total Group

	52 Weeks Ended 29 April 2006	52 Weeks Ended 30 April 2005	Change
Turnover	**£1,559m**	£1,528m	**2.1%**
Underlying operating profit	**£173.5m**	£158.2m	**9.7%**
Underlying operating profit margin	**11.1%**	10.4%	**+70bps**

Turnover for the year increased by 2.1 per cent to £1,559m, following an improved performance in the second half of the year. This reflected both a higher volume of sales and the impact of price increases successfully introduced to counter £11m of energy cost increases incurred during the year, most of which occurred in the second half.

Branded turnover increased by £24m or 3.1 per cent. to £788m, largely as a result of higher Hovis, Bisto and Granary sales and new product launches across all business areas, which more than offset a decline in Mr Kipling sales. Excluding branded Cakes turnover, which declined by 7.7 per cent. (£13.7m), branded turnover rose by 6.4 per cent. Non-branded turnover increased by £7m or 1.0 per cent. to £764m, principally as a result of higher third party flour and chilled ready meal sales.

Underlying operating profit increased by 9.7 per cent. to £173.5m. Cost reduction initiatives delivered in aggregate £53m of benefits. These savings, together with the benefit of higher total turnover, more than offset the impact of the decline in Cakes trading and were key to the delivery of a improvement in underlying operating profit margin, which rose from 10.4 to 11.1 per cent.

Consistent with our long term strategy of building investment in our brands, advertising and marketing expenditure increased by £2.6m in Bread Bakeries and Culinary Brands. In Cakes, £3m was tactically reallocated in the second half of the year from advertising to in-store and other promotional activity, this being the most effective way to encourage consumers to trial our refreshed Mr Kipling range following significant product quality and packaging improvements. We intend to increase above the line Cakes investment during the new financial year. Total Group promotional expenditure increased significantly as a consequence of the challenging market environment that prevailed all year.

Bread Bakeries

	52 Weeks Ended 29 April 2006	52 Weeks Ended 30 April 2005	Change
Turnover	**£786m**	£755m	**4.1%**
Underlying operating profit	**£81.4m**	£64.4m	**26.4%**
Underlying operating profit margin	**10.4%**	8.5%	**+190bps**

Turnover increased by 4.1 per cent. to £786m. Higher bread turnover was principally due to increased sales of Hovis, reflecting both volume gains and price increases. The success of Hovis has been driven by the effective targeting of the premium branded market as well as increased consumer demand for healthier products. Hovis market share has risen from 29.1 per cent. to 31.6 per cent. during the year, a gain of 250 basis points[1]. Initiatives such as Healthiest Ever Hovis, the new Granary range, Hovis Best of Both and Hovis Invisible Crust have been significant in helping to position Hovis as a premium brand with strong health credentials in the minds of consumers. Volume has also been increased through customer wins and we have increased Hovis capacity with the acquisition of an additional bakery in Leicester.

Third party flour turnover increased from £134m to £140m. During the period the impact of the closure of three older mills was more than offset by increased sales from our Wellingborough mill, purchased in July 2005. This acquisition, together with the mill closures, has significantly improved the effectiveness of the Group's milling asset base.

Underlying divisional operating profit increased by 26.4 per cent. to £81.4m, with underlying operating profit margin rising by 190 basis points from 8.5 per cent. to 10.4 per cent. mainly due to better pricing, favourable overrider settlements and successful procurement, logistics, restructuring and pension cost savings. These gains have been offset in part by anticipated higher distribution costs associated with serving new convenience store customers and the impact of higher energy costs.

[1] Source: IRI Multiples & Co-Ops: 52 weeks ended 22 April 2006

Culinary Brands

	52 Weeks Ended 29 April 2006	52 Weeks Ended 30 April 2005	**Change**
Turnover	**£271m**	£266m	**1.8%**
Underlying operating profit	**£69.4m**	£64.9m	**6.9%**
Underlying operating profit margin	**25.6%**	24.4%	**+120bps**

Culinary Brands turnover increased by £5m, or 1.8 per cent. to £271m, reflecting higher branded sales, particularly of Bisto, in the seasonally more important second half of the year. Branded turnover accounted for 91 per cent. of divisional sales, up from 89 per cent. last year.

Branded growth was driven by increased advertising and promotional investment. New advertising campaigns were launched for the division's two biggest brands and were well received. The Bisto "Aah! Night" advertising theme encouraged families to spend one night a week eating together with "proper food and proper gravy", whilst the Sharwood's "Go East" advertising celebrated the vibrancy and excitement of the Sharwood's range of Asian foods. Many new products were launched; Sharwood's noodle boxes and squeezable variants of the brand's mango chutney met with considerable success whilst Bisto launched chilled, ready-made gravy and new variants of chilled and frozen yorkshire puddings, under licence. Bisto achieved its highest ever share of the gravy market in April 2006, 67.8 per cent., up 600 basis points[2] on the same period last year.

Price increases were achieved across the Bisto, Sharwood's, Paxo, Rombouts, Robertson's and Atora ranges, which helped offset increases in energy costs.

Performance was also aided by the delivery of further procurement and other cost saving initiatives, including the outsourcing of the majority of the division's central warehousing and transport requirements and a number of projects that have resulted in improved production efficiency. In addition, during the second half of the year, administration of the four business units that made up the division (Centura Foods, RHM Foodservice, McDougalls Foods and RGB Coffee) was brought together in a single location.

Underlying operating profit increased by 6.9 per cent. to £69.4m, reflecting the branded sales increase, and successful cost-saving initiatives, offset in part by the impact of higher advertising and promotional spend throughout the year and the decline in own label sales. Underlying operating profit margin increased by 120 basis points to 25.6 per cent.

[2] Source: IRI All Outlets 4 weeks ended 22 April 2006

Cakes

	52 Weeks Ended 29 April 2006	52 Weeks Ended 30 April 2005	**Change**
Turnover	**£241m**	£264m	**-8.7%**
Underlying operating profit	**£13.7m**	£18.9m	**-27.5%**
Underlying operating profit margin	**5.7%**	7.2%	**-150bps**

Cakes' turnover declined by 8.7 per cent. to £241m.

Avana Bakeries, RHM's whole cakes business, which represents approximately 20 per cent. of Cakes turnover, performed well throughout the year due to a combination of successful innovation, increased consumer demand and improved operational efficiency.

As previously reported, trading at Manor Bakeries, RHM's small cake and slices business, was disappointing in the first half of the year, with sales of Mr Kipling cakes and slices falling below expectations. Actions taken to improve profitability in Manor Bakeries resulted in an improved year on year financial performance in the second half of the year. The closure of the Eastleigh bakery and transfer of production to our Carlton site was completed on time in December, with £2.9m of consequent cost savings being achieved in the remainder of the year. All Mr Kipling cakes are now free of artificial colours and flavours, many recipes have been upgraded and new packaging has been introduced across the range. The Mr Kipling "Delightful" range of lower fat, lower calorie cakes was introduced as planned in January and has received a positive consumer response. A new Mr Kipling promotional strategy has been implemented and a nationwide tasting campaign has been successfully completed.

We are heartened by reasonable Christmas and Easter trading periods as well as by a slow down in the rate of Mr Kipling year on year net sales decline, from 14.1 per cent. in the first half of the year to 8.0 per cent. in the second, as the steps taken to improve our consumer offering began to deliver the anticipated level of benefit. Encouragingly, Mr Kipling net sales in the last two months of the financial year were at a similar level to those achieved in the same months of the prior year. We anticipate that Mr Kipling sales in the current year will at least match last year's level. There remains however much to be done to realise the full potential of the Mr Kipling brand.

£3m of marketing spend was tactically reallocated from advertising to in-store and other promotional activity on a short term basis, this being a more effective way to encourage consumers to trial the improved Mr Kipling range. Manor Bakeries' promotional spend increased during 2006 by £5m, of which £4.2m was incurred during the first half of the year. Our new promotional strategy, which incentivises consumers to purchase multiple rather than single packs, was successfully implemented in the second half with a year on year increase in promotional spend of less than £1m.

Cakes operating profit for the full year reduced from £18.9m to £13.7m, with the impact of the lower level of turnover, adverse volume mix and increased investment in promotional activity offsetting the benefit of a total of £18m of restructuring and rationalisation, procurement and other cost savings. Cakes' operating profit in the second half of the year increased from £11.0m to £12.7m.

Customer Partnerships

	52 Weeks Ended 29 April 2006	52 Weeks Ended 30 April 2005	**Change**
Turnover	**£262m**	£243m	**8.0%**
Underlying operating profit	**£29.4m**	£23.6m	**24.6%**
Underlying operating profit margin	**11.2%**	9.7%	**+150bps**

Customer Partnerships' turnover from continuing operations increased by 8.0 per cent. to £262m. Our chilled and frozen businesses achieved strong sales growth through a combination of innovation and contract gains. Ledbury Preserves, Charnwood Foods and RHM Ireland also made satisfactory progress in line with our expectations.

Customer Partnerships benefited not only from the higher level of activity but also from procurement and other cost saving initiatives across all businesses. Consequently underlying operating profit increased by 24.6 per cent. to £29.4m.

Outlook

We have made a satisfactory start to our new financial year in the seasonally quiet trading months of May and June. Although we are still at an early stage of our branded Cakes recovery plan, we are encouraged by the initial consumer response to the actions we have taken.

We are increasing investment behind our brands. We have a wide range of new products under development across all business areas, with Hovis, Bisto, Sharwood's and Cadbury's Cake products all due to appear in store in the first half of the financial year. Advertising and marketing spend is anticipated to increase by more than £5m this year as we support both our existing portfolio and our new launches.

Assiduously pursuing opportunities to reduce our cost base remains a fundamental part of our strategy. Cost reduction initiatives are anticipated to deliver a total of £30m of benefits to the Group in the coming year, with £14m being derived from rationalisation and restructuring projects. A proportion of these savings will inevitably be used to offset inflationary and other pressures, given the extremely competitive environment in which we are currently operating. Group energy costs are expected to rise by a further £11m during the year; as in 2006, we will seek broadly to offset this cost inflation through price increases.

We are confident that by maintaining our focus on profitable top line growth and cost saving opportunities we will create significant shareholder value.

Ian McMahon

Chief Executive Officer

GROUP FINANCE DIRECTOR'S FINANCIAL REVIEW

Basis of reporting

The results for the year ended 29 April 2006 have been prepared in accordance with IFRS. The comparative results have been restated to demonstrate how they would have been reported had IFRS been adopted for that period.

Pro forma results

The comparison of performance year-on-year has been made more complex by the impact of the change of capital structure and costs incurred as a consequence of the Group's flotation on the London Stock Exchange. Accordingly, pro forma numbers are set out below to demonstrate how RHM's performance would have been calculated had RHM's current capital structure been in place from the start of both accounting periods. The changes principally reduce the interest charge, as the Group pays a lower rate of interest on a lower level of borrowings post flotation, and increase the number of shares in issue to reflect the number of shares currently in issue from the beginning of both periods. Restructuring, flotation and refinancing costs have also been excluded.

	52 weeks to 29 April 2006 £m	52 weeks to 30 April 2005 £m	Growth %
Turnover	**1,559**	1,528	2.1
Underlying operating profit *	**173.5**	158.2	9.7
Pro forma finance costs	**(41.6)**	(46.2)	(10.0)
Pro forma profit before tax	**131.9**	112.0	17.8
Pro forma tax at 29.2 per cent. (2005: 30 per cent.)	**(38.5)**	(33.6)	14.6
Pro forma profit after tax	**93.4**	78.4	19.1
Pro forma number of shares in issue	**346.9m**	346.9m	-
Pro forma earnings per share	**26.9p**	22.6p	19.1

* Underlying operating profit is defined as operating profit from continuing operations before restructuring costs and is considered and used by management as the underlying measure of operating profit within the Group

This analysis shows that pro forma earnings per share have increased by 19 per cent. from 22.6p to 26.9p for the year. We believe that the pro forma increase in earnings per share provides a more meaningful measure of comparative performance than the level of adjusted earnings per share shown in the table of reported results below.

Summary of reported results

	52 weeks to 29 April 2006 £m	52 weeks to 30 April 2005 £m
Turnover	**1,559**	1,528
Underlying operating profit	**173.5**	158.2
Net restructuring (costs)/income	**(32.9)**	24.0
Finance costs	**(55.2)**	(113.7)
Debt redemption costs	**(78.1)**	(4.8)
Associates	**0.1**	-
Profit before tax	**7.4**	63.7
Taxation	**(1.6)**	107.7
Profit after tax	**5.8**	171.4
Weighted average number of shares in issue	**307.2m**	173.2m
Adjusted EPS	**27.3p**	24.7p

Turnover

Turnover for the year was £1,559m, an increase of 2.1 per cent. compared with 2005 and within our long-term target of two to four per cent annual sales growth. After only a marginal improvement in turnover in the first half, turnover increased by 3.7 per cent. in the second half of the year as a result of better trading and the impact of price increases introduced to recoup higher energy costs.

Branded sales increased by £24m, or 3.1 per cent. in the year to £788m, principally driven by higher Hovis and Bisto sales. Excluding Cakes, branded sales increased by 6.4 per cent. Non-branded sales increased by £7m or one per cent to £764m.

Operating profit

Underlying operating profit for the year was £173.5m (2005: £158.2m), a 9.7 per cent. improvement. The Group's underlying operating profit margin increased from 10.4 per cent. to 11.1 per cent.

Cost reduction initiatives

An important contributor to performance in the current year has been the Group's success in delivering further cost savings across all areas of the business.

Cost reduction initiatives delivered £53m of benefits to the Group during 2006, a higher figure than anticipated at the time of flotation, principally as a result of £5m of additional restructuring and rationalisation savings. Significant savings have come from each of the areas of procurement, logistics, pensions, restructuring and rationalisation.

Net procurement savings across RHM, excluding wheat buying and the impact of unavoidably higher energy costs but including all other purchase cost inflation, amounted to over £18m. Significant savings were made in key ingredient purchases, including fruit, eggs, sugar and starches.

Our central logistics team was established during the year and is now fully operational. £7m of logistics savings have been realised from a Group-wide focus on simplifying and improving the efficiency of our logistics operations. Logistics savings exclude the impact on costs from increased deliveries and a greater share of convenience store business within Bread Bakeries, which have contributed to an overall net increase in logistics costs of £8m.

Restructuring and rationalisation initiatives, predominantly in the Bread Bakeries and Cakes divisions, generated savings of £19m. Major restructuring initiatives include the completion of the Eastleigh bakery closure, headcount reductions and the closure of three mills in Rank Hovis.

RHM's pension service charge declined by £8m compared with the previous financial year, reflecting the benefit of changes to the RHM UK pension scheme agreed with our employees and implemented in September 2005.

As referred to above, energy costs increased by £11m, reflecting the impact of significant rises in global oil and gas prices. This cost inflation was broadly recouped through price increases during the year.

Advertising and marketing spend in the year was £27m, the same level as in 2005.

Head office costs increased by £7m compared with 2005 due both to the higher costs associated with operating as a public company and the increase in scope and scale of the Group's centralised procurement and logistics teams.

Exceptional items

Exceptional costs recorded in the profit and loss account total £32.9m, comprising redundancy and restructuring costs of £31.1m and flotation costs of £2.4m, offset in part by the profit on sale of properties of £0.6m. The £24m credit in the prior year relates to gains on the pension curtailment (£47.3m) and property disposals (£21.7m) less restructuring costs (£43.9m) and flotation costs (£1.1m).

Total flotation costs were £37.3m, of which £25.5m has been charged to the share premium account, £8.3m relating to the new financing has been capitalised and will be amortised over the life of the debt, and £3.5m has been charged to exceptional items. As noted above, £2.4m of flotation costs were charged to exceptional items in the current year, and £1.1m in the previous financial year.

Consistent with previous guidance, we expect exceptional items to be £10-20m in 2007 principally relating to redundancy and restructuring projects, offset in part by profits on property disposals.

Finance costs

The finance costs for the year were £55.2m, a £58.5m reduction on last year, due to the repayment of the unsecured loan stock and the new lower cost financing structure put in place at the time of the flotation.

Debt redemption costs relating to the previous financing structure of £78.1m were incurred in the year, being early redemption costs of £75.2m and accelerated amortisation of debt issuance fees of £2.9m. The cash paid to settle early redemption costs was £80.8m, of which £5.6m in relation to the swap had already been recognised at the start of the year. In the previous financial year £4.8m of accelerated amortisation of debt issuance fees were recognised in advance of the refinancing.

Taxation

The underlying tax rate on profit before restructuring costs for the year ended 29 April 2006 is 29.2 per cent. The resulting tax charge has been adjusted for the tax credit at 30 per cent. on deductible restructuring and debt redemption costs. This results in an overall tax charge of £1.6m.

Earnings per share

Basic earnings per share for the year ended 29 April 2006 was 4.1p after restructuring costs, debt redemption costs and the part year cost of the old financing structure. A more meaningful measure of underlying performance is the pro forma earnings per share, which rose 19 per cent. to 26.9p.

Dividend per share

The Board has recommended that a maiden final dividend of 10.6p be paid on 29 September 2006 to shareholders on the register on 1 September 2006. An interim dividend of 5.3p was paid to shareholders on 24 February 2006. Pro forma underlying earnings per share covered the total proposed dividend for the year 1.7 times.

Cash flow

Underlying net operating cash flow for the year of £124.1m is derived from the financial statements as follows:

	52 weeks to 29 April 2006 £m
Operating cash flow	**143.9**
Capital expenditure	**(63.4)**
Proceeds from sale of assets	**9.0**
Exclude:	
Exceptional spend	**34.1**
Discontinued spend	**0.5**
Underlying net operating cash flow	**124.1**

The underlying net operating cash flow of £124.1m reflects profits from operations of £173.5m, reduced by £20m of pension contributions in excess of the service charge, capital investment £9m higher than depreciation and an increase in working capital requirements of £20m. This increase in working capital principally reflects an increase in year end trade receivables due to a combination of Easter falling later in the year and stronger underlying sales in the final quarter.

Borrowings and refinancing

Over the year, the Group's net debt reduced by £253m from £929m to £676m. The Group's pro forma level of net debt was £711m at the time of flotation, when £475m of new equity and £750m of new term bank facilities were raised. These funds were utilised to repay outstanding senior and secured debt of £556m, unsecured loan notes of £472m, pay a contribution of £125m into the Group UK pension scheme and pay debt redemption and flotation costs of £117m.

The Group's facilities comprise of £900m unsecured bank debt repayable between 2008 and 2010 of which £750m is fully drawn term debt. Year end cash balances were £72m. Pro forma interest cover is 4.2x and net debt/ EBITDA as at 29 April 2006 was 3.0x. The Group also has a revolving credit facility of £150m, which was undrawn at the year end. This financing structure provides us with financial flexibility in the event that attractive bolt-on acquisition opportunities arise.

Pensions

During the year, RHM's pension fund trustees completed a triennial funding valuation of the Group's UK defined benefit pension scheme. The primary purpose of the valuation was to provide a basis for computing company contributions for current service and deficit repayment. This gave rise to an increase in the gross deficit of £89m as at 30 April 2005. Following flotation, RHM made the £125m contribution referred to above. After taking account of these changes, the UK pension scheme pro forma deficit as at 30 April 2005 was £281m gross, or £197m net of deferred tax. The reported UK gross pension scheme deficit at 30 April 2005 was £317m, or £222m net of deferred tax.

After reflecting the market movements in the year and the ongoing cash contributions in excess of the service cost, the UK gross pension scheme deficit as at 29 April 2006 was £160m, or £112m net of deferred tax. Including the impact of the overseas pension schemes, the RHM Group total gross pension deficit as at 29th April 2006 was £163m, or £114m net of deferred tax.

As a result of the review, the cash contributions made to the RHM pension fund by the Group will increase to £40m in 2007. This is £9m more than the contributions for 2006 and is the minimum increase anticipated at the time of flotation. The contribution level has been set to ensure that the current pension fund deficit is repaid over the next nine years. As previously agreed with the scheme's trustees, increased contributions as a result of changes to mortality assumptions will be phased in over the next five years, and will rise by approximately £5-7m per annum. Most of the increase in contributions will be applied to reducing the Group's pension deficit. RHM's annual pension service charge will increase by approximately £1m in 2007 from £11m to £12m.

Balance sheet

Year-end net assets of £131m have increased by £448m from the previous year-end, principally due to the share issue proceeds net of issue costs of £450m. The Group's new financing structure and the impact of the triennial pension fund review are reflected in the balance sheet as at 29 April 2006.

Andrew Allner

Group Finance Director

28 June 2006

Consolidated Income Statement	Note	Year ended 29 April 2006 £m	Year ended 30 April 2005 £m
Continuing operations			
Revenue	4	1,559.3	1,527.5
Cost of sales		(987.5)	(989.3)
Gross profit		571.8	538.2
Distribution costs		(294.4)	(283.8)
Administrative expenses		(104.0)	(98.1)
Other operating income		0.1	1.9
Operating profit before restructuring costs		173.5	158.2
Gain on pension curtailment	5	-	47.3
Gain on sale of properties	5	0.6	21.7
Other restructuring costs	5	(31.1)	(43.9)
Flotation costs		(2.4)	(1.1)
Operating profit		140.6	182.2
Finance costs	6	(55.2)	(113.7)
Debt redemption costs		(78.1)	(4.8)
Share of results of associates		0.1	-
Profit on ordinary activities before taxation		7.4	63.7
Income tax (charge)/credit on profit on ordinary activities	7	(1.6)	11.9
Income tax credit on pension liability	7	-	95.8
Profit for the year from continuing operations		5.8	171.4
Discontinued operations		6.7	19.5
Profit for the year		12.5	190.9
Attributable to:			
Equity holders		12.5	191.0
Minority interests		-	(0.1)
		12.5	190.9
Earnings per share for the profit attributable to the equity holders of the Company during the year (expressed in pence)			
Basic			
Continuing operations	9	1.9	99.0
Discontinued operations	9	2.2	11.3
Total	9	4.1	110.3
Diluted			
Continuing operations	9	1.9	97.9
Discontinued operations	9	2.2	11.2
Total	9	4.1	109.1

Consolidated Balance Sheet

	Note	At 29 April 2006 £m	At 30 April 2005 £m
Non-current assets			
Property, plant & equipment		428.8	425.3
Goodwill		151.8	150.2
Other intangible assets		328.3	328.3
Investment in associates		0.5	0.4
Other receivables		0.6	0.9
Deferred tax asset		75.2	76.4
		985.2	981.5
Current assets			
Inventories		70.2	69.4
Trade and other receivables		216.9	205.5
Financial assets		0.8	-
Cash & cash equivalents		71.9	87.8
		359.8	362.7
Assets classified as held for sale		1.2	5.6
		361.0	368.3
Current liabilities			
Trade & other payables		257.8	276.0
Current income tax liabilities		3.1	2.1
Financial liabilities		0.3	-
Borrowings		18.0	29.1
Provisions		6.3	22.1
		285.6	329.3
Net current assets		75.5	39.0
Total assets less current liabilities		1,060.7	1,020.5
Non-current liabilities			
Borrowings		743.1	998.5
Other payables		4.4	5.0
Pension obligations	11	162.5	321.1
Provisions		19.8	12.7
		929.8	1,337.3
Net assets/(liabilities)		130.9	(316.8)
Equity			
Called-up share capital	10	0.4	0.2
Share premium account	10	466.7	17.2
Own shares	10	(1.3)	(0.1)
Other reserves	10	3.9	-
Retained earnings	10	(338.9)	(334.2)
Capital & reserves attributable to the *Company's equity holders*		130.8	(316.9)
Minority interests	10	0.1	0.1
Total equity		130.9	(316.8)

Consolidated Cash Flow Statement

	Note	Year ended 29 April 2006 £m	Year ended 30 April 2005 £m
Cash flows from operating activities			
Cash generated from operations	**12**	143.9	117.2
Interest paid		(53.9)	(66.9)
Income tax paid - net		(1.3)	(5.9)
Net cash generated from operating activities		88.7	44.4
Cash flows from investing activities			
Purchases of property, plant and equipment (PPE)		(60.1)	(60.8)
Purchase of intangibles		(3.3)	(1.7)
Proceeds from sale of PPE		9.0	37.0
Pension contribution on sale of subsidiary		(1.0)	(10.6)
Cash disposed of with subsidiary		-	(6.7)
Proceeds on disposal of subsidiary		0.9	78.7
Interest received		0.6	2.2
Net cash generated from investing activities		(53.9)	38.1
Cash flows from financing activities			
Issue of shares	**3,10**	475.2	-
Share issue costs	**3,10**	(25.5)	-
Investment in subsidiary		-	-
Pension contributions	**11**	(126.7)	-
Purchase of treasury shares	**10**	(1.2)	-
Increase in short term borrowings		-	0.8
Capital element of finance leases		(1.3)	(0.8)
Repayment of secured loan	**3,13**	(1,013.7)	(203.3)
Refinancing costs	**3**	(80.8)	-
Proceeds from new loans issued	**3,13**	741.7	74.5
Decrease in intercompany funding		-	-
Dividends received		-	-
Dividends paid to shareholders	**8**	(18.4)	-
Dividends paid to minority interests		-	(0.2)
Net cash used in financing activities		(50.7)	(129.0)
Net decrease in cash and bank overdrafts		(15.9)	(46.5)
Cash and bank overdrafts at the beginning of the year		87.8	134.3
Cash and bank overdrafts at the end of the year		71.9	87.8

1. General information

RHM plc (the "Company") is a company incorporated in the United Kingdom under the Companies Act 1985.

RHM plc (formerly RHM Group One Limited) re-registered as a public limited company and changed its name to RHM plc on 1 July 2005. On 22 July 2005 RHM plc's shares were admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange (see note 3). RHM plc and its subsidiaries (together the "Group") operate in the food manufacturing and distribution industry, principally in the United Kingdom.

2a Basis of preparation

The financial information included within the preliminary announcement has been prepared in accordance with the accounting policies the Group has adopted in the 2006 financial statements. These are consistent with International Financial Reporting Standards and International Financial Reporting Interpretations Committee (IFRIC) interpretations as adopted for use in the EU.

The financial statements of the Group prior to this financial year have been prepared under Generally Accepted Accounting Principals in the United Kingdom (UK GAAP). Comparative financial information under IFRS reconciled to that formerly presented under UK GAAP has been published on 22 July 2005 by the Group within the Price Range Prospectus document which is available on the Group's website www.rhm.com.

The accounting policies followed are the same as those published in the Price Range Prospectus document, except for the treatment of financial instruments. The Group has utilised the exemption under IFRS 1, 'First time adoption of IFRS' which permits the application of the hedge accounting rules of UK GAAP for comparative figures. Therefore the accounting policy change does not have an impact on the prior year comparatives.

The financial information presented for the year ending 30 April 2005 does not constitute the statutory financial statements for that year. Those financial statements prepared under UK GAAP received an unqualified audit report and a copy has been delivered to the Registrar of Companies. The financial information presented for the year ending 29 April 2006 does not comply with all the disclosure requirements of IFRS and therefore does not constitute the statutory financial statements for that year. Those financial statements have not yet been delivered to the registrar or approved by shareholders.

2b Segmental reporting

A business segment is a distinguishable component of the group engaged in providing products and services that are subject to risks and returns that are different from those of other business segments. Primary segment reporting reflects the internal management structure and the way the businesses are managed.

Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

2c Restructuring costs and other non-trading items

Restructuring costs include the restructuring of existing businesses, any related impairments and the integration of new businesses in the Group. Other non-trading items include the disposal of land and buildings, pension curtailments, and the re-financing of the Group. These activities give rise to significant incremental one-off items that distort the underlying operating profit of the Group and therefore the ability to measure financial performance. As a result, restructuring costs and other significant non-trading items are included as a separate line item on the face of the Income Statement.

3 Refinancing

On 30 June 2005 each of the ordinary shares of £0.01 were subdivided into 10 ordinary shares of £0.001 each.

On 22 July 2005 the group issued 172,727,273 new ordinary shares listed on the London Stock Exchange at a price of £2.75, giving total proceeds of £475.0m. In addition 1,875,000 ordinary shares were issued for 10p, giving total proceeds of £187,500, in order to satisfy the exercise of an option by a former director.

On 1 July 2005, the Company and RHM Group Holding Limited entered into a multicurrency term and revolving facilities agreement arranged and underwritten by Credit Suisse First Boston and The Royal Bank of Scotland plc whereby the lenders have agreed to provide up to £900m in four facilities:

- Facility A, a term loan of £250m repayable on 31 July 2008 with an interest charge 70 basis points above LIBOR;
- Facility B1, a term loan of £250m repayable by instalments by 30 July 2010 with an interest charge 90 basis points above LIBOR;
- Facility B2, a term loan of £250m repayable on 30 July 2010 with an interest charge 90 basis points above LIBOR;
- Facility C, a multicurrency revolving credit facility of up to £150m.

Facilities A, B1 and B2 were fully drawn down between 22 July 2005 and 30 August 2005.

The group used the net proceeds from the issue of new shares and funds available under the new facilities to:

- Purchase the unsecured subordinated loan notes (£457.4m) and repay associated accrued interest (£14.3m) totalling £471.7m on 22 July 2005.
- Repay outstanding debt under the senior credit agreement of £98.0m on 22 July 2005.
- Redeem all outstanding secured loan notes amounting to £458.3m on 30 August 2005.
- Settle prepayment cost of £80.8m on early redemption of certain classes of secured loan notes (£75.1m) and closing out of an interest rate swap (£5.7m) in relation thereto on 30 August 2005.
- Make a payment of £110.0m to the trustee of the RHM pension scheme on 19 August 2005 and a further payment of £15.0m was made on 24 March 2006.

The debt redemption costs give rise to a £75.2m charge to the income statement, as the £80.8m cash costs are offset by the release of a £5.6m liability already recognised as the fair value of the interest rate swap. This liability arose from the recognition of the fair value of the interest rate swap at 30 April 2005 as part of the transition adjustment resulting from the adoption of IAS 32 and IAS 39 on financial instruments.

The early redemption of senior credit debt and secured loan notes gave rise to accelerated amortisation of associated capitalised debt issuance costs of £2.9m in the period (year ended 30 April 2005: £4.8m)

The costs of the flotation were £37.3m, of which costs incurred in issuing the shares amounting to £25.5m have been charged against the share premium account. Costs of £8.3m incurred in raising the debt have been capitalised and set against the gross value of the debt. A further £3.5m of costs incurred as a result of the listing exercise, but not eligible to be set against the share premium, have been reflected in restructuring costs, of which £1.1m was recognised in the year ended 30 April 2005, and £2.4m in the year ended 29 April 2006.

4 Business segments

For management reporting purposes, the Group is organised into four operating divisions - Bread Bakeries, Culinary Brands, Cakes and Customer Partnerships. These four segments are the basis on which the Group reports its primary segment information.

Segmental income statement

For the year ending 29 April 2006

Revenue	Bread Bakeries £m	Culinary Brands £m	Cakes £m	Customer Partnerships £m	Corporate £m	**Continuing £m**	**Discontinued £m**	**Group £m**
Total sales	811.7	278.3	247.0	271.7	-	**1,608.7**	-	1,608.7
Inter-segment sales	(26.2)	(7.3)	(6.0)	(9.9)	-	**(49.4)**	-	(49.4)
Sales to third parties	785.5	271.0	241.0	261.8	-	**1,559.3**	-	1,559.3
Result								
Operating profit /(loss) before restructuring costs	81.4	69.4	13.7	29.4	(20.4)	**173.5**	-	173.5
Gain on sale of properties	0.3		0.1	0.3	(0.1)	**0.6**	0.6	1.2
Gain on sale of subsidiary	-	-	-	-	-	**-**	6.1	6.1
Other restructuring costs	(8.5)	(3.3)	(16.0)	(1.5)	(1.8)	**(31.1)**	-	(31.1)
Flotation costs	-	-	-	-	(2.4)	**(2.4)**	-	(2.4)
Operating profit/(loss)	73.2	66.1	(2.2)	28.2	(24.7)	**140.6**	6.7	147.3
Share of results of associates						**0.1**		0.1
Finance costs						**(55.2)**	-	(55.2)
Debt redemption						**(78.1)**	-	(78.1)
Profit before taxation						**7.4**	6.7	14.1
Tax charge						**(1.6)**	-	(1.6)
Profit for the year						**5.8**	6.7	12.5

The share of results of associates relates to Bread Bakeries.

4 Business segments (continued)

For the year ending 30 April 2005

Revenue	Bread Bakeries £m	Culinary Brands £m	Cakes £m	Customer Partnerships £m	Corporate £m	**Continuing £m**	**Discontinued £m**	**Group £m**
Total sales	788.3	274.8	270.2	252.9	0.1	**1,586.3**	115.7	1,702.0
Inter-segment sales	(33.4)	(8.7)	(6.2)	(10.4)	(0.1)	**(58.8)**	(0.9)	(59.7)
Sales to third parties	754.9	266.1	264.0	242.5	-	**1,527.5**	114.8	1,642.3
Result								
Operating profit before restructuring costs	64.4	64.9	18.9	23.6	(13.6)	**158.2**	14.5	172.7
Gain on sale of properties	6.3	-	(0.6)	0.1	15.9	**21.7**	-	21.7
Gain on sale of subsidiaries	-	-	-	-	-	**-**	4.2	4.2
Gain on pension curtailment	25.4	5.7	12.0	5.2	(1.0)	**47.3**	4.1	51.4
Other restructuring costs	(7.0)	(4.7)	(26.1)	(1.2)	(6.0)	**(45.0)**	-	(45.0)
Operating profit	89.1	65.9	4.2	27.7	(4.7)	**182.2**	22.8	205.0
Finance costs						**(118.5)**	-	(118.5)
Profit before taxation						**63.7**	22.8	86.5
Tax credit						**107.7**	(3.3)	104.4
Profit for the year						**171.4**	19.5	190.9

5 Restructuring costs

	Year ended 29 April 2006 £m	**Year ended 30 April 2005 £m**
Gain on pension curtailment	-	47.3
Gain on sale of properties	0.6	21.7
Other restructuring costs:		
Flotation costs (see note 3)	(2.4)	(1.1)
Redundancy costs	(9.8)	(27.3)
Operational restructuring costs	(16.7)	(10.6)
Impairment of tangible fixed assets	(4.6)	(6.0)
	(32.9)	24.0

Redundancy and operational restructuring costs were incurred as a result of the continued implementation of a range of cost reduction initiatives.

During the financial year ended 30 April 2005 a gain on pension curtailment arose due to a change in the level of benefits available through the pension scheme of £49.9m which was offset by the £2.6m cost of performing the review. A further £4.1m gain on curtailment was included within the result for discontinued operations.

5 Restructuring costs (continued)

Exceptional cash spend of £(34.1)m relating to restructuring costs was incurred in the year (2005: £7.1m).

6 Finance costs

	Year ended 29 April 2006 £m	Year ended 30 April 2005 £m
Interest expense:		
– bank borrowings	(32.7)	(12.9)
– secured bond interest	(14.6)	(51.2)
– loan note interest	(10.4)	(42.8)
– finance lease interest expense	(0.4)	(0.4)
– amortisation of current debt issuance costs	(1.5)	(4.7)
– other financing income/(charge)	3.4	(3.7)
– other	(0.3)	(0.1)
Interest receivable:		
Bank interest	0.6	2.1
Fair value movements arising from derivatives designated as fair value through profit or loss:		
Gains	0.7	
	(55.2)	(113.7)
Debt redemption costs (see note 3)	(75.2)	-
Accelerated amortisation of debt issuance costs (see note 3)	(2.9)	(4.8)
	(133.3)	(118.5)

Debt redemption costs relate to early redemption of certain classes of secured loan notes and associated closing out of an interest rate swap (see note 3).

Accelerated amortisation of debt issuance costs is a one-off charge of £2.9m (52 weeks to 30 April 2005: £4.8m) due to the capital restructuring undertaken in the period (see note 3).

7 Income tax expense

	Year ended 29 April 2006 £m	Year ended 30 April 2005 £m
Current tax:		
UK corporation tax	-	-
Foreign tax	2.3	1.4
		1.4
Deferred tax:		
Current year	0.8	(13.3)
Prior year adjustment	(1.5)	-
Deferred tax on pension liability	-	(95.8)
Total deferred tax	(0.7)	(109.1)
Income tax charge/(credit) on profit on ordinary activities	1.6	(107.7)
Income tax charge/(credit) on continuing operations	1.6	(11.9)
Deferred tax asset on pension scheme deficit	-	(95.8)
Total income tax charge/(credit)	1.6	(107.7)

8 Dividends

	Year ended 29 April 2006 £m	Year ended 30 April 2005 £m
Amounts recognised as distributions to equity holders in the period:		
Interim paid: 5.3p per share	18.4	-

The directors are proposing a final dividend in respect of the financial year ending 29 April 2006 of 10.6p per share which will absorb £36.6m of shareholders' funds. It will be paid on 29 September 2006 with an ex-dividend date of 30 August 2006.

9 Earnings per share

The reconciliation between Basic and Adjusted EPS, and between the earnings figures used in calculating them, is as follows:

	Year ended 29 April 2006 £m	Year ended 30 April 2005 £m
Profit for the year from continuing operations	5.8	171.4
Gain on pension curtailment	-	(47.3)
Flotation costs	2.4	1.1
Other restructuring costs	31.1	43.9
Gain on sale of properties	(0.6)	(21.7)
Debt redemption costs	75.2	-
Accelerated amortisation of debt issuance costs	2.9	4.8
Tax credit on adjusting items	(33.0)	(13.6)
Tax credit on pension liability	-	(95.8)
Profit for the year from continuing operations – adjusted	83.8	42.8
Discontinued operations:		
Profit on sale of subsidiaries	6.7	4.2
Tax credit on sale of subsidiaries	-	5.4
Pre tax profits from discontinued operations	-	18.6
Tax charge relating to discontinued operations	-	(8.7)
Minority interest on discontinued operations	-	0.1
Profit for the year from discontinued operations	6.7	19.6

	million	million
Average shares used in Basic EPS calculation	307.2	173.2
Dilutive share schemes and options	1.8	1.8
Shares used in Diluted EPS calculation	309.0	175.0

Basic earnings per share has been calculated by dividing earnings attributable to ordinary shareholders by the weighted average number of ordinary shares of the Company excluding shares held by the Employee Benefit Trust .

Diluted earnings per share has been calculated using the basic earnings per share adjusted to assume conversion of all potentially dilutive ordinary shares.

9 Earnings per share (continued)

	Year ended 29 April 2006 pence	Year ended 30 April 2005 pence
Basic EPS		
Continuing	1.9	99.0
Discontinued	2.2	11.3
	4.1	110.3
Basic Adjusted EPS	27.3	24.7
Diluted Basic EPS		
Continuing	1.9	97.9
Discontinued	2.2	11.2
	4.1	109.1
Diluted Adjusted EPS	27.1	24.4

10 Shareholders' funds and statement of changes in shareholders' equity

Group	Share Capital	Share premium account	Own shares	Other reserves	Retained earnings	Total	Minority Interest	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 30 April 2005	0.2	17.2	(0.1)	-	(334.2)	(316.9)	0.1	(316.8)
IAS 32/39 restatement	-	-	-	-	(4.1)	(4.1)	-	(4.1)
At 30 April 2005 as restated	0.2	17.2	(0.1)	-	(338.3)	(321.0)	0.1	(320.9)
Share issue (see note 3)*	0.2	475.0	-	-	-	475.2	-	475.2
Share issue costs (see note 3)	-	(25.5)	-	-	-	(25.5)	-	(25.5)
Profit/(loss) for the period	-	-	-	-	12.5	12.5	-	12.5
Dividends (see note 8)	-	-	-	-	(18.4)	(18.4)	-	(18.4)
Exchange differences	-	-	-	0.5	-	0.5	-	0.5
Pension mortality	-	-	-	-	(67.2)	(67.2)	-	(67.2)
Other actuarial gain	-	-	-	-	73.4	73.4	-	73.4
Fair value gain on financial instruments	-	-	-	2.9	(0.9)	2.0	-	2.0
Purchase of own shares	-	-	(1.2)	-	-	(1.2)	-	(1.2)
Share based incentive plan	-	-	-	0.5	-	0.5	-	0.5
At 29 April 2006	0.4	466.7	(1.3)	3.9	(338.9)	130.8	0.1	130.9

11 Pension obligations

Changes in the schemes' net deficit	Year ended 29 April 2006 £m	Year ended 30 April 2005 £m
Deficit in schemes at the beginning of the period	(321.1)	(538.4)
Movement in the period:		
Current service cost – continuing operations	(10.9)	(19.3)
Current service cost – discontinued operations	-	(1.7)
Curtailment due to benefit change	-	54.0
Curtailment due to disposal of subsidiaries	-	(3.5)
Increase in liabilities due to redundancy during the year	(2.5)	(2.2)
Other financing income/(charge)	3.6	(3.1)
Employer contributions	31.2	48.0
Special contribution following issue of shares	126.7	-
Contribution in respect of PPF levy	0.6	-
Contribution in respect of disposal of subsidiaries	-	11.6
Contribution in respect of enhanced benefits on redundancy	1.0	1.0
Increase in liabilities due to revised mortality assumptions	(96.0)	-
Other actuarial gain	104.9	132.5
Deficit in schemes at the end of the period	(162.5)	(321.1)

Assumptions

The major assumptions used by the actuaries were:

Long term rate of increase in pensionable salaries[1]	3.0%	3.2%
Rate of increase in benefits in payment[2,3]	3.4% / 2.3%	3.25%
Discount rate	5.2%	5.4%
Inflation assumption	3.0%	2.7%
Expected return on assets	6.5%	6.5%

1) Pensionable salary increases are assumed to be nil for the 4 years commencing 5 April 2005 and the rates shown thereafter.
2) In respect of pensions earned between April 1997 and April 2005 where increases are linked to RPI with a 3% minimum and 5% maximum and pensions earned after September 2005 where increases are also linked to RPI, but with a maximum of 2.5%. Other levels of increase are largely fixed and are valued accordingly. Deferred benefits are revalued in a similar way and consistent assumptions are used. The assumptions are expressed as appropriately weighted averages.
3) The rate of increase in benefits in payment in the year ended 29 April 2006 was 3.4 per cent. up to 1 September 2005 and 2.3 per cent. thereafter.

12 Cash flows from operating activities

Reconciliation of operating profit to net cash inflow from operating activities

	Year ended 29 April 2006	Year ended 30 April 2005
	£m	£m
Profit for the year	12.5	190.9
Adjustments for:		
Tax charge/(credit)	1.6	(104.4)
Dividends received	-	-
Depreciation and impairment of property, plant and equipment	52.9	61.2
Amortisation of intangibles	1.4	2.4
Profit on disposal of property, plant and equipment	0.2	(21.0)
Profit on disposal of subsidiaries	(6.1)	(4.2)
Net pension charge less contributions	(18.8)	(80.8)
Interest	133.3	118.5
Other non-cash movements	0.5	-
Operating cash flows before movements in working capital	177.5	162.6
(Increase)/decrease in inventories	(0.8)	8.5
Increase in trade and other receivables	(11.6)	(24.4)
Decrease in trade and other payables	(12.2)	(41.9)
(Decrease)/increase in provisions for liabilities and charges	(9.0)	12.4
Cash generated from operations	143.9	117.2

13 Net borrowings

	At 29 April 2006 £ m	At 30 April 2005 £ m
Debt:		
Secured senior credit agreement	-	(97.1)
Unsecured subordinated loan notes	-	(457.4)
Secured loan notes	-	(456.1)
Bank loans	(743.2)	-
Other loans	(0.6)	(0.8)
Obligations under finance leases (see note 25)	(3.9)	(5.0)
Total debt	(747.7)	(1,016.4)
Cash at bank	71.9	87.8
Net debt	(675.8)	(928.6)
Borrowings – fair value adjustments[1]:		
Total debt	(747.7)	(1,016.4)
Interest accrual	(16.8)	(11.2)
Fair value of interest rate swaps (see note 22)	3.4	-
Total borrowings per balance sheet	(761.1)	(1,027.6)
Capitalised fees	(6.8)	(2.9)
Total borrowings excluding capitalised fees	(767.9)	(1,030.5)

Note 1 – IAS 39 requires the carrying value of borrowings to be shown at fair value, which includes accrued interest and the fair value of any interest rate swap held to hedge the borrowings.

RHM plc

Appointment of Non-executive Director

The Board of RHM plc is pleased to announce the appointment of Brian Buchan as a non-executive director of the Company with effect from 1 July 2006. He will be invited to join RHM's Audit, Remuneration and Nominations Committees.

Brian Buchan was Chief Executive Officer of SSL International plc between 2001 and 2004. He spent the previous 26 years with Procter & Gamble in a number of marketing and general management roles. He is currently a non-executive director of Richmond Foods Plc and Chesapeake Corporation.

Commenting on the appointment, Jan du Plessis, Chairman of RHM plc said:

"We are delighted that Brian has agreed to join the RHM Board. The operational experience and consumer insight that he brings, from over 30 years spent at the forefront of the consumer goods Sector, will be invaluable as we continue to transform RHM into the leading UK focused food company."

There are no other details to be disclosed in respect of Listing Rule 9.6.13R.

ENQUIRIES

RHM
John McIvor, Director of Investor Relations and Industry Strategy +44 (0)1628 403 144

Financial Dynamics +44 (0)20 7269 7121
Andrew Lorenz
Richard Mountain
Sally Lewis

RHM plc (the 'Company')

29 June 2006

CHANGE TO RECORD DATE FOR 2006 FINAL DIVIDEND

The Company announces a change to the previously-announced record date for its final dividend for the year ended 29 April 2006.

The record date for this dividend will be 1 September 2006, with an associated ex-dividend date of 30 August 2006.

The payment date of 29 September 2006 remains unchanged.

END

RHM plc (the 'Company')

5 June 2006

HOLDING IN COMPANY

The Company received a notification on 1 June 2006 from Merrill Lynch & Co., Inc. that as of 25 May 2006 it had an interest in 19,658,858 ordinary shares of 0.1p each in the Company, representing approximately 5.64% of the Company's issued ordinary share capital.

END

RHM plc (the 'Company')

30 May 2006

HOLDING IN COMPANY

The Company received a notification on 26 May 2006 from Barclays PLC that as of 23 May 2006 it had an interest in 42,514,353 ordinary shares of 0.1p each in the Company, representing approximately 12.21% of the Company's issued ordinary share capital.

END

RHM plc (the 'Company')

24 May 2006

HOLDING IN COMPANY

The Company received a notification on 23 May 2006 from Franklin Resources Inc that as of 23 May 2006 it and its affiliates had an interest in 10,767,990 ordinary shares of 0.1p each in the Company, representing approximately 3.09% of the Company's issued ordinary share capital.

END

RHM plc (the 'Company')

19 May 2006

HOLDING IN COMPANY

The Company received a notification on 19 May 2006 from Barclays PLC that as of 16 May 2006 it had an interest in 38,786,157 ordinary shares of 0.1p each in the Company, representing approximately 11.14% of the Company's issued ordinary share capital.

END

RHM plc (the 'Company')

15 May 2006

HOLDING IN COMPANY

The Company received a notification on 15 May 2006 from Barclays PLC that as of 10 May 2006 it had an interest in 36,256,905 ordinary shares of 0.1p each in the Company, representing approximately 10.41% of the Company's issued ordinary share capital.

END

RHM plc (the 'Company')

15 May 2006

HOLDING IN COMPANY

The Company received a notification on 12 May 2006 from Merrill Lynch & Co., Inc. that as of 9 May 2006 it had an interest in 26,563,626 ordinary shares of 0.1p each in the Company, representing approximately 6.79% of the Company's issued ordinary share capital.

END

RHM plc (the 'Company')

11 May 2006

HOLDING IN COMPANY

The Company received a notification on 10 May 2006 from Barclays PLC that as of 8 May 2006 it had an interest in 24,455,534 ordinary shares of 0.1p each in the Company, representing approximately 7.03% of the Company's issued ordinary share capital.

END

RHM plc (the 'Company')

10 May 2006

HOLDING IN COMPANY

The Company received a notification on 9 May 2006 from Merrill Lynch & Co., Inc. that as of 26 April 2006 it had an interest in 26,563,626 ordinary shares of 0.1p each in the Company, representing approximately 7.63% of the Company's issued ordinary share capital.

END